VIA EDGAR

September 24, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attn: Jennifer Lopez-Molina

Re:	Guardforce AI Co., Limited
File No. 333-258054
Registration Statement on Form F-1/A

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, EF Hutton, division of Benchmark Investments, LLC, acting as representative of the underwriters, hereby joins Guardforce AI Co., Limited in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on September 28, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated September 14, 2021, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

EF Hutton

division of Benchmark Investments, LLC

By: /s/ Sam Fleischman

Name: Sam Fleischman

Title: Supervisory Principal